SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 000-21742

Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated April 7, 2011, whereby Subsea 7 S.A. (the “Company”) announced the award of a contract with Petrobras, as Operator of BM-S-9 and BM-S-11 Consortia to Subsea 7 Inc., a wholly owned subsidiary of the Company, of approximately $1 billion for the development of the Pre-Salt deepwater Guará and Lula NE Areas located in the Santos Basin, offshore Brazil, in water depths of approximately 2,200 metres.

The project scope includes the Engineering, Procurement, Installation and Pre-Commissioning of four decoupled riser systems featuring:

•	four submerged buoys each of 1,900 tonnes to be installed at approximately 250 metres below the sea level buoy foundations and associated tethers; and

•
twenty-seven steel catenary risers of 3.9km and associated pipeline end terminations (PLETs) of which eighteen 7.5” production lines, three 9.5” water injection lines and six 8” gas injection lines, and associated anchor piles and crossings.

Engineering and project management work will commence with immediate effect and will be undertaken at our offices in Rio de Janeiro, Brazil. Fabrication of the rigid pipelines will be carried out at the pipeline fabrication spoolbase, which Subsea 7 are developing at Paranaguá, Paraná in Brazil. Offshore installation is scheduled to commence during the second half of 2012, using Seven Oceans, Seven Seas and Skandi Seven.

The information set forth above and in the attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to statements as to the value of the awarded contract, statements as to the date of commencement and completion of the awarded contract and statements as to the scope and location of our work thereunder.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: April 7, 2011	By:	/s/ Jean Cahuzac
Name: Jean Cahuzac
Title: Chief Executive Officer